

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2017

Uli Hacksell
President and Chief Executive Officer
Cerecor Inc.
400 E. Pratt Street, Suite 606
Baltimore, Maryland 21202

   Re: Cerecor Inc.
     Registration Statement on Form S-3
     Filed May 26, 2017
     File No. 333-218252

Dear Dr. Hacksell:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Jeffrey Gabor at (202) 551-2544 with any questions.

              Division of Corporation Finance
              Office of Healthcare & Insurance